CAR HOUSE HOLDING CO., LTD.
Building 3, No. 16 Science and Technology 4th Road

Songshan Lake High-Tech Industrial Development Zone

Dongdong, China

523808

July 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Car House Holdings Co. Ltd.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-1 (File No. 333-239113)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Car House Holdings Co., Ltd. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form F-1 (File No. 333-239113) (the “Registration Statement”), because the Company has elected not to proceed with the public offering of ordinary shares contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Richard I. Anslow, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Haitao Jiang
Haitao Jiang
Chief Executive Officer